The Board of Directors
Matria Healthcare, Inc.:

We consent to incorporation by reference in the registration statement on Form S-8 of Matria Healthcare, Inc, of our report dated February 15, 2001, except as to note 19, which is as of July 9, 2001, relating to the consolidated balance sheets of Matria Healthcare, Inc. and its subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations, common shareholders' equity and comprehensive earnings, and cash flows for each of the years in the three-year period ended December 31, 2000, and of our report dated February 15, 2001, relating to the financial statement schedule, which reports appear in the 2000 annual report on Form 10-K of Matria Healthcare, Inc.


                                            /s/KPMG


Atlanta, Georgia
October 30, 2001